Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF NOVEMBER 4, 2019 DATE, TIME AND PLACE: On November 04, 2019, at 8:00 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, sala 1, in the city and state of Paulo. CHAIRMAN: José Caruso Cruz Henriques. QUORUM: The totality of the elected members. RESOLUTION UNANIMOUSLY ADOPTED: Following an examination of the Company’s financial statements for the period from January to September 2019, the Councilors resolved to draft the following opinion: “After examining the Company’s financial statements for the period from January to September 2019 and verifying the accuracy of all elements examined, taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A.is that these documents appropriately reflect the capital structure, the financial position and the activities conducted by the Company in the period.” CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. (undersigned) José Caruso Cruz Henriques – Chairman; Alkimar Ribeiro de Moura and Eduardo Azevedo do Valle – Councilors. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF NOVEMBER 4, 2019 DATE, TIME AND PLACE: On November 04, 2019, at 8:00 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, sala 1, in the city and state of Paulo. CHAIRMAN: José Caruso Cruz Henriques. QUORUM: The totality of the elected members. RESOLUTION UNANIMOUSLY ADOPTED: Following an examination of the Company’s financial statements for the period from January to September 2019, the Councilors resolved to draft the following opinion: “After examining the Company’s financial statements for the period from January to September 2019 and verifying the accuracy of all elements examined, taking into consideration the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A.is that these documents appropriately reflect the capital structure, the financial position and the activities conducted by the Company in the period.” CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. (undersigned) José Caruso Cruz Henriques – Chairman; Alkimar Ribeiro de Moura and Eduardo Azevedo do Valle – Councilors. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations